SMIC and Maxscend collaborate on 55nm RF IP platform

Bluetooth RF IP silicon proven and in customer usage

SHANGHAI, Oct. 23, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, SEHK: 981) and Maxscend Technologies Inc., a RF IP company based in China, announced that Maxscend Bluetooth RF IP has been silicon proven on SMIC’s 55nm Low Leakage (LL) logic process. This IP has now been integrated into one of SMIC customers’ product tape-out.

The silicon proven Bluetooth RF IP is the result of a collaborative effort between SMIC and Maxscend and marks a significant milestone in SMIC RF IP platform setup. It has achieved a leading edge position in the industry and will provide mutual customers an excellent IP solution for the booming IoT market, as well as the prosperous mobile and tablet markets.

Dr. Tianshen Tang, Senior Vice President of SMIC Design Service Center commented, “We are pleased to be working with Maxscend. This important breakthrough will enable SMIC to offer leading 55nm RF IP solutions and secure SMIC’s leading position in China’s semiconductor foundry industry. We are confident that we can provide top quality solutions and design services for the customer.”

“It is really exciting to see that our Bluetooth and BLE RF IP has been silicon proven on SMIC 55nm platform,” said Zhihan Xu, Chief Executive Officer of Maxscend. “Besides the current huge demand of smart-phones, tablets, Bluetooth Audio and other areas of traditional Bluetooth technologies, there is tremendous interest coming from low-power Bluetooth in the IoT field. With the wide adoption of Bluetooth low energy technology, smart devices will become ubiquitous in everyday life: wearables, smart-home, smart-medical, smart-sports and many more. By partnering with SMIC, we are confident we have the capabilities to support global customers with superior Bluetooth technology and professional technical services.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

About Maxscend Technologies Inc.

Maxscend Technologies is an award-winning company in China. We have a strong precedence in RF CMOS design, and focus on developing mobile digital TV chipsets as well as the licensing of Bluetooth/Wifi Connections and RF IP. For further information please visit our company’s website www.maxscend.com.

Maxscend Contact Information:

Lifeng Zhou
Tel: +86-21-61006488 X8099
Email: lifeng.zhou@maxscend.com